

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 14, 2015

Via E-mail
Kent B. Wilson
Chief Executive Officer
Alpine 4 Automotive Technologies Ltd.
15589 N. 77th Street, Suite B
Scottsdale, AZ 85260

> **Re:     Alpine 4 Automotive Technologies Ltd.**
> **Form 8-K**
> **Filed November 5, 2014**
> **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended**
> **September 30, 2014**
> **Filed January 6, 2015**
> **Response dated January 5, 2015**
> **File No. 000-55205**

Dear Mr. Wilson:

We have reviewed your response letter and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K filed November 5, 2014

General

1.      We note in your response to Comment 1 you intend to account for the transaction as a purchase of an asset.  Please tell the value that will be assigned to this asset upon its purchase and explain how you will determine this valuation.

Item 5.06. Change in Shell Company Status, page 2

2.    We note your response to Comment 2.  Please advise us further how Alpine 4 acquired finished goods inventory valued at $224,100 on the company's balance sheet by virtue of the License Agreement entered into with AutoTek.

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended September 30, 2014

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 8

3.    We note your response to Comment 5.  It appears that both your LotWatch and Service Watch products contain multiple deliverables that should be divided into separate units of accounting.  Please tell us how the arrangement consideration is allocated between the product and service elements per ASC 605-25-25.  Please refer to ASC 605-25-25 and 25-30 in your response.

4.    In future filings please provide the disclosures required for multiple element arrangements per ASC 605-25-50-2.  Your current disclosure only provides a general nature of the arrangements and does not address whether the significant deliverables qualify as separate units of accounting.

You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters.  Please contact William Mastrianna, Law Clerk, at (202) 551-3778, or Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director

cc:    Via E-mail
       C. Parkinson Lloyd
       Kirton McConkie PC